[The link is to an article in Bloomberg BusinessWeek entitled The Whistleblower Behind Caterpillar’s Massive Tax Headache Could Make $600 Million.]

[The link is to a hearing entitled Caterpillar’s Offshore Tax Strategy, conducted by the Senate Permanent Subcommittee on Investigations (April 1, 2014).]